Filed by Two Harbors Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Two Harbors Investment Corp.

Commission File No.: 001-34506

Date: March 19, 2026

The following press release was issued by Two Harbors Investment Corp. (“Two Harbors”) on March 19, 2026.

TWO Announces First Quarter 2026

Common and Preferred Stock Dividends

New York, March 19, 2026 – TWO (Two Harbors Investment Corp, NYSE: TWO), an MSR-focused REIT, today declared a dividend of $0.34 per share of common stock for the first quarter of 2026. The first quarter dividend is payable on April 15, 2026 to common stockholders of record at the close of business on April 2, 2026.

The common stock dividend is a function of several factors, including sustainability, earnings and return potential of the portfolio, taxable income, impact to book value and the market environment.

As previously disclosed, TWO has entered into a merger agreement with UWM Holdings Corporation (UWMC) pursuant to which UWMC will acquire TWO in an all-stock transaction, which is expected to close in the second quarter of 2026. Prior to the closing of the merger, TWO intends to pay regular quarterly dividends in the ordinary course consistent with past practice for all completed quarterly periods. TWO does not intend to pay a partial dividend for the quarter in which the closing occurs in the event the closing does not occur as of quarter-end.

TWO also declared today the following preferred stock dividends for the first quarter of 2026:

Series of Preferred Stock	Ticker	Per Annum Dividend Rate		Dividend Per Share
8.125% Series A Cumulative Redeemable Preferred Stock	TWO.PRA	8.125%		$0.50781
7.625% Series B Cumulative Redeemable Preferred Stock	TWO.PRB	7.625%		$0.47656
7.25% Series C Cumulative Redeemable Preferred Stock	TWO.PRC	8.94391	%(1)	$0.55899

(1) The Series C Cumulative Redeemable Preferred Stock accrue dividends at a floating rate, as determined on each dividend determination date, equal to the Three-Month CME Term SOFR plus 0.26161% plus 5.011%.

The Series A, Series B and Series C preferred dividends are payable on April 27, 2026 to the applicable preferred stockholders of record at the close of business on April 10, 2026.

About TWO

TWO (Two Harbors Investment Corp., NYSE: TWO), a Maryland corporation, is a real estate investment trust that invests in mortgage servicing rights, residential mortgage-backed securities and other financial assets. TWO is headquartered in St. Louis Park, MN.

Additional Information

Stockholders of TWO and other interested persons may find additional information regarding the company at www.twoinv.com, at the Securities and Exchange Commission’s internet site at www.sec.gov or by directing requests to: TWO, 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, (612) 453-4100.

Contact

Margaret Karr, Head of Investor Relations, TWO, (612) 453-4080, Margaret.Karr@twoinv.com

FORWARD-LOOKING STATEMENTS

This press release may contain “forward-looking statements,” including certain plans, expectations, goals, projections and statements about the benefits and synergies of the proposed UWMC transaction; pro forma descriptions of the combined company and its operations, integration and transition plans, synergies and anticipated future performance; future opportunities for the combined company; TWO’s and UWMC’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, the issuance of common and preferred stock of UWMC in connection with the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that TWO or UWMC expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “estimate,” “plan,” “continue,” “intend,” “could,” “foresee,” “should,” “could,” “may,” “foresee,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. TWO’s and UWMC’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although TWO and UWMC believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the companies can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this press release. These include, among other things: the expected timing and likelihood of completion of the proposed transaction; the ability to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including TWO stockholder approval, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction in a timely manner or at all; risks relating to the value of the UWMC securities to be issued in the proposed transaction; risks related to disruption of management’s attention from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of common stock of UWMC or TWO; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TWO and UWMC to retain and hire key personnel and the effect on the operating results and businesses of TWO and UWMC generally; the outcome of any legal proceedings relating to the proposed transaction, including stockholder litigation in connection with the proposed transaction; the risk that restrictions during the pendency of the proposed transaction may impact TWO’s or UWMC’s ability to pursue certain business opportunities or strategic transactions; that TWO or UWMC may be adversely affected by other economic, business or competitive factors; changes in future loan production; the availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for mortgage-related investments; legislative and regulatory changes that could adversely affect the business of TWO or UWMC. All such factors are difficult to predict and are beyond the control of TWO and UWMC, including those detailed in TWO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on TWO’s website at www.twoinv.com/investors and on the SEC’s website at www.sec.gov, and those detailed in UWMC’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on UWMC’s website at https://investors.uwm.com/ and on the SEC’s website at www.sec.gov.

Each of the forward-looking statements of TWO or UWMC are based on assumptions that TWO or UWMC, as applicable, believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither TWO nor UWMC undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, UWMC has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of TWO and that also constitutes a prospectus of UWMC. The Registration Statement was declared effective by the SEC on February 9, 2026, and the proxy statement / prospectus was filed by both TWO and UWMC on February 12, 2026. TWO commenced mailing of the proxy statement / prospectus on or about February 12, 2026. The proposed transaction will be submitted to the stockholders of TWO for their approval. TWO and UWMC may also file other documents with the SEC regarding the proposed transaction. The proxy statement / prospectus and this press release are not offers to sell UWMC securities, are not soliciting an offer to buy UWMC securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. This press release is not a substitute for the Registration Statement and proxy statement / prospectus or any other documents that TWO or UWMC may file with the SEC or send to stockholders of TWO in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF TWO ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain a free copy of the Registration Statement and the proxy statement / prospectus (when available) and all other documents filed or that will be filed with the SEC by TWO or UWMC on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by TWO will be made available free of charge on TWO’s website at www.twoinv.com/investors or by directing a request to: Two Harbors Investment Corp., 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, Attention: Investor Relations. Copies of documents filed with the SEC by UWMC will be made available free of charge on UWMC's website at investors.uwm.com or by directing a request to: UWM Holdings Corporation, 585 South Boulevard E. Pontiac, Michigan, 48341, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

TWO, UWMC and their directors, executive officers and certain other members of management and employees of TWO and UWMC may be deemed to be “participants” in the solicitation of proxies from the stockholders of TWO in connection with the proposed transaction. Securityholders can find information about TWO and its directors and executive officers and their ownership of common stock of TWO in TWO’s annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 17, 2026, and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 2, 2025 (the “TWO 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Stock Ownership” and “Proposal 2: Advisory Vote Relating to Executive Compensation” in the TWO 2025 Proxy. Any changes in the holdings of TWO’s securities by its directors or executive officers from the amounts described in the TWO 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the TWO 2025 Proxy and are available on the SEC’s website at www.sec.gov. Information regarding UWMC’s directors and executive officers is available in UWMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 25, 2026, and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 25, 2025 (the “UWMC 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Executive Compensation”, “Stock Ownership” and “Proposal 3 – Advisory Vote on Executive Officer Compensation” in the UWMC 2025 Proxy. Any changes in the holdings of UWMC’s securities by its directors or executive officers from the amounts described in the UWMC 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the UWMC 2025 Proxy and are available on the SEC’s website at www.sec.gov. Additional information regarding the interests of such individuals in the proposed transaction is included in the proxy statement / prospectus relating to the proposed transaction. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.